SUPPLEMENT Dated April 27, 2010
To The Current Prospectus

ING Architect New York Variable Annuity

Issued By ReliaStar Life Insurance Company of New York
Through Its Separate Account NY-B

This supplement updates the prospectus. Please read it carefully and keep it with your copy of the prospectus for future reference. If you have any questions, please call our Customer Contact Center at 1-800-366-0066.

1. Effective April 30, 2010 the following fund name changes apply to the investment portfolios that are currently open to new investments, and also reflect Subadviser changes as noted:

List of Fund Name Changes and Subadviser Changes	
Former Fund Name	*Current Fund Name*
ING Dow Jones Euro Stoxx® 50 Index Portfolio	ING EURO STOXX® 50 Index Portfolio (ADV Class)
ING Evergreen Health Sciences Portfolio	ING Wells Fargo Health Care Portfolio (Class S)
ING Evergreen Omega Portfolio	ING Wells Fargo Omega Growth Portfolio (Class S)
ING Focus 5 Portfolio Former Subadviser: ING Investment Management Co.	ING DFA Global All Equity Portfolio (Class S) Current Subadviser: Dimensional Fund Advisors LP
ING Japan Equity Index Portfolio	ING Japan TOPIX Index Portfolio (ADV Class)
ING Van Kampen Global Franchise Portfolio Former Subadviser: Van Kampen	ING Morgan Stanley Global Franchise Portfolio (Class S) Current Subadviser: Morgan Stanley Investment Management Inc.
ING Van Kampen Global Tactical Asset Portfolio Former Subadviser: Van Kampen	ING Morgan Stanley Global Tactical Asset Portfolio (Class S) Current Subadviser: Morgan Stanley Investment Management Inc.

2. Effective April 30, 2010 the following fund name changes apply to the investment portfolios that are currently closed to new investments:

Former Fund Name	*Current Fund Name*
ING Legg Mason Partners Aggressive Growth Portfolio	ING Legg Mason ClearBridge Aggressive Growth Portfolio (Service Class)

3. Effective April 30, 2010 the ING Wells Fargo Small Cap Disciplined Portfolio (Class S) is closed to new investments:

4. Effective April 30, 2010, The following investment portfolio is reopening to new investments:

ING PIMCO High Yield Portfolio (Class S)
Subadviser: Pacific Investment Management Company

5. Effective after the close of business on or about August 20, 2010, the following Disappearing Portfolio will reorganize into and become part of the following Surviving Portfolio:

Disappearing Portfolio	**Surviving Portfolio**
ING Wells Fargo Small Cap Disciplined Portfolio	ING Small Company Portfolio

Information Regarding the Portfolio Reorganization:

The reorganization will be administered pursuant to an agreement, which has been approved by the board of trustees of the Disappearing Portfolio. The reorganization agreement is also subject to shareholder approval. If shareholder approval is obtained, the reorganization is expected to take place on or about the August 20, 2010, resulting in a shareholder of the Disappearing Portfolio becoming a shareholder of the corresponding Surviving Portfolio. Each shareholder will thereafter hold shares of the Surviving Portfolio having equal aggregate value as shares of the Disappearing Portfolio, and the Disappearing Portfolio will no longer be available under the contract.

Unless you provide us with alternative allocation instructions, all future allocations directed to the Disappearing Portfolio will be automatically allocated to the Surviving Portfolio. You may give us alternative allocation instructions at any time by contacting our Customer Contact Center at 1-800-366-0066.

As of the relevant effective date noted above, any references in the prospectus to the Disappearing Portfolio as being available under the contract are deleted.

6. Overnight Delivery. If you would like a withdrawal sent to you by overnight delivery service, you may choose to have the $20 charge for overnight delivery deducted from the amount of the withdrawal.